Exhibit 13.7

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Young L Catalog

$100 Starting Bid

$100 Current Bid

Ends In :

11	06	03	00
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MY CURRENT BIDS

My Reserved Units	0
My Total Cost	$0
Simulated Royalties (Last 12 mos)	$0.00

$3,403 Last 12 Months Royalties Paid

$17.19 Royalties Paid Per Unit (last 12 months)

TOTAL SONGSHARES

50.51% Of 198 SongShare Goal

$100 Current Bid

100/98

Reserved Units | Available Units

Total Units **198**

Track Details


The Pack Fly 360p
YouTube





Fly - Main Version - Explicit
The Pack
2007-10-29

The Pack
Artist

Spotify: **475.2K** Streams

YouTube: **N/A** Views

pandora: **494.3K** Streams


Loitering
YouTube





Loitering
Mac Miller
2010-12-31

Mac Miller
Artist

Spotify: **7.1M** Streams

YouTube: **N/A** Views

pandora: **648.6K** Streams

Description

Type of Rights: Writer's Share, Co-Publisher's Share

Type of Income: Public Performance

Paid By: ASCAP

Term (Life or Yrs): Life of copyright

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100% of Songwriter's Share

100% of related Co-Publisher's Share

ASCAP pays royalties quarterly

Detailed Data Here

Summary Overview

The "Young L" Music Royalty Asset is the underlying asset of the "Young L" Royalty Share Agreement (the "Agreement"). The Agreement contains one hundred percent (100%) of the songwriter's share and 100% of the related co-publisher's share of performance income paid by ASCAP from the compositions listed below.

About The Pack

On the street and on mixtapes, they often use their alternate name, the Wolfpack, but the Bay Area crew that exploded onto the scene with its ode to slip-on sneakers is officially known as The Pack. Members Lloyd "Young L" Omadhebo, Keith "Stunna" Jenkins, DaMonte "Uno" Johnson, and Brandon "Lil B" McCartney were skateboarding and hip-hop fiends who all attended the same high school when they first came together in 2005. As the hyphy movement started emerging as the Bay Area's answer to crunk, the teen group staked its hyphy claim in 2005 with the street-level release, *Wolfpack Muzik, Vol. 1*. The release made some local noise, but it was 2006's *Wolfpack Muzik, Vol. 2* that really set things in motion. Young L 's minimal production was a fascinating mix of slowed-down hyphy with a bit of Atlanta's "snap" music – replacing the usual snare drum with a finger snap – thrown in, best illustrated by the leadoff track, "Vans." Declaring their favorite brand a better and cheaper alternative to the more expensive Nike, "Vans" dominated West Coast radio thanks to its hook, an incredibly infectious one that was delivered by a strange robot voice. When the legendary Too $hort caught the single on the radio, he immediately searched out The Pack and signed them to the Jive-distributed label Up All Nite. It wasn't until December 2006 that their seven-song EP, *Skateboards 2 Scrapers*, finally came out, and not until October of the following year that their full-length debut, *Based Boys*, hit shelves. In 2009, The Pack found themselves in a feud with New Boyz, with Stunna accusing the So-Cal group of copying their musical and fashion style. The following year the group released its second official full-length, *Wolfpack Party*.

Summary Statistics

Spotify	
Followers	27K (41,522nd)
Monthly Listeners	91.3K (60,540th)

Pandora	
Monthly Listeners	13.1K (15,895th)
Streams	25M (7,947th)

About Mac Miller

Coming on the scene with a throwback style that betrayed his years, Pittsburgh-based rapper and producer Mac Miller combined languid vocals, playful rhymes, and hypnotic production influenced by OutKast, Beastie Boys, A Tribe Called Quest, and Lauryn Hill. His debut full-length album, *Blue Slide Park*, topped the Billboard 200 upon release and includes track "Loitering" which is a part of this catalog. Subsequent efforts kept him in the Top Five into 2016, when he hit another peak with *The Divine Feminine*, which topped the R&B and rap charts. Miller followed up with the Top Three-charting *Swimming* in 2018, but the rapper died a month after the album's release and before it was nominated for a Grammy. Following his death, his albums crashed the Billboard 200 as mourning fans flocked to his early output. Miller's first posthumous album, *Circles*, was completed by producer Jon Brion and released in early 2020, peaking at number three on the Billboard 200.


Career Stage
Superstar
Legendary
Superstar
Mainstream
Mid-Level
Developing

Summary Statistics

Spotify	
Followers	7.9M (218th)
Monthly Listeners	20.4M (197th)
Popularity	83/100 (77th)

YouTube	
Channel Subscribers	4M (1,064th)
Channel Views	3.4B (454th)
Daily Video Views	1.5M (608th)

Royalty Share Agreement Terms

The "Young L" Royalty Share Agreement will be between the songwriter and related co-publisher and our company. Pursuant to the Agreement, SongVest will have the right to receive 100% of the songwriter and related co-publisher's performance revenue share for the life of the copyrights listed below. Revenues the company will be entitled to receive from the copyrights listed below (assets) pursuant to this agreement include revenues earned in connection with the public performance of the copyrights, which will be paid at the percentage interest as defined in the "Young L" Royalty Share Agreement. Sales shall be determined by reference to the royalty statements from the royalties paid to the songwriter and related co-publisher quarterly by ASCAP, which shall be conclusive and binding upon the Parties, absent manifest error.

Financial Highlights

The royalties paid over the last four quarters from the revenue stream contemplated in the "Young L" Royalty Share Agreement have averaged approximately $851 per quarter.


Royalties By Quarter
Q1 2019 - Q2 2022
$1,200
$1,000
$800
$600
$400
$200



$-
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2019
2020
2021
2022

	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4	2022 Q1	2022 Q2	Last 4 Quarters
Total Royalties	$ 477	$ 395	$ 636	$ 615	$ 675	$ 483	$ 626	$ 1,015	$ 886	$ 867	$ 930	$ 764	$ 950	$ 759	$ 3,403

The increase in royalties starting in Q4 2020 was driven primarily by an increase in international earnings by the catalog, highlighted by increased royalties from the catalog's two top-earning titles.

Revenue By Song

Revenues By Song are shown below:

Royalties By Song	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4	2022 Q1	2022 Q2	Last 4 Quarters	% of Total Last 4 Quarters
Fly	$ 255	$ 136	$ 353	$ 183	$ 266	$ 160	$ 208	$ 355	$ 309	$ 399	$ 493	$ 391	$ 516	$ 349	$ 1,749	51%
Oh Go	$ 7	$ 9	$ 12	$ 53	$ 117	$ 99	$ 122	$ 289	$ 224	$ 145	$ 163	$ 118	$ 137	$ 145	$ 562	17%
I'm Shinin'	$ 43	$ 52	$ 43	$ 59	$ 55	$ 34	$ 25	$ 43	$ 34	$ 26	$ 41	$ 50	$ 65	$ 43	$ 200	6%
Booty Bounce Bopper	$ 48	$ 45	$ 46	$ 47	$ 45	$ 40	$ 37	$ 57	$ 44	$ 41	$ 43	$ 51	$ 49	$ 45	$ 188	6%
Loitering	$ 24	$ 76	$ 73	$ 61	$ 53	$ 56	$ 53	$ 72	$ 57	$ 55	$ 49	$ 48	$ 53	$ 37	$ 187	5%
Vans	$ 37	$ 27	$ 31	$ 63	$ 31	$ 21	$ 33	$ 42	$ 40	$ 39	$ 40	$ 28	$ 36	$ 50	$ 154	5%
In My Car	$ 24	$ 14	$ 26	$ 41	$ 42	$ 31	$ 21	$ 37	$ 27	$ 23	$ 27	$ 27	$ 26	$ 24	$ 105	3%
The Rest	$ 39	$ 37	$ 51	$ 108	$ 66	$ 41	$ 127	$ 120	$ 152	$ 138	$ 73	$ 51	$ 68	$ 67	$ 258	8%
Total Royalties	**$ 477**	**$ 395**	**$ 636**	**$ 615**	**$ 675**	**$ 483**	**$ 626**	**$ 1,015**	**$ 886**	**$ 867**	**$ 930**	**$ 764**	**$ 950**	**$ 759**	**$ 3,403**	**100%**

The user will notice that the table above includes a line titled "The Rest." This line item includes revenues from over 60 different compositions, none of which individually represents > 2% of the last four quarters' total royalties, as well as royalties paid by ASCAP not associated with any specific composition.

Top 5 Songs	Artist	Release Date	Last 4 Quarters	% of Total Last 4 Quarters
Fly	The Pack	2007	$ 1,749	51%
Oh Go	The Pack	2006	$ 562	17%
I'm Shinin'	The Pack	2007	$ 200	6%
Booty Bounce Bopper	The Pack	2007	$ 188	6%
Loitering	Mac Miller	2001	$ 187	5%

The Top 5 compositions accounted for 85% of the last four quarters' total royalties.

Revenue by Source

Revenue sources are shown below:

Royalties By Source	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4	2022 Q1	2022 Q2	Last 4 Quarters	% of Total Last 4 Quarters
Streaming	$ 63	$ 156	$ 334	$ 201	$ 377	$ 217	$ 239	$ 328	$ 334	$ 450	$ 450	$ 347	$ 453	$ 291	$ 1,540	45%
Other Internet	$ 111	$ 121	$ 174	$ 211	$ 195	$ 172	$ 186	$ 283	$ 242	$ 226	$ 241	$ 241	$ 169	$ 136	$ 786	23%
Download - musical works	$ -	$ 63	$ 52	$ 62	$ 40	$ 71	$ 45	$ 245	$ 165	$ 99	$ 106	$ 77	$ 132	$ 116	$ 431	13%
Television	$ 27	$ 35	$ 50	$ 47	$ 38	$ 18	$ 55	$ 139	$ 34	$ 15	$ 23	$ 25	$ 34	$ 29	$ 112	3%
General - Other	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 20	$ 38	$ 17	$ -	$ 24	$ 52	$ 93	3%
Radio	$ 6	$ 9	$ 9	$ 23	$ 6	$ 2	$ 26	$ 1	$ 4	$ 2	$ 11	$ 16	$ 18	$ 15	$ 61	2%
The Rest	$ 270	$ 11	$ 17	$ 71	$ 17	$ 3	$ 75	$ 19	$ 87	$ 36	$ 82	$ 57	$ 120	$ 120	$ 380	11%
Total Royalties	**$ 477**	**$ 395**	**$ 636**	**$ 615**	**$ 675**	**$ 483**	**$ 626**	**$ 1,015**	**$ 886**	**$ 867**	**$ 930**	**$ 764**	**$ 950**	**$ 759**	**$ 3,403**	**100%**

The User will notice that the table above includes a line titled "General – Other." This is reported by ASCAP as royalties for the re-processing of prior year royalties associated with specific titles but not specific sources. The User will also notice that the table above includes a line titled "The Rest." This primarily relates to international royalties reported to ASCAP by various foreign collection societies associated with specific titles but not specific sources.

SongVest
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LIVE on SongVest! Bid now to reserve your SongShares for the Young L catalog.

Contains one hundred percent (100%) of the songwriter's share and 100% of the related co-publisher's share of performance income paid by ASCAP from the compositions listed here: https://bit.ly/svyoungl

Disclaimers: https://lnkd.in/gAY-_8fn



THE PACK
BASED BOYS
YOUNG L CATALOG
Public performance royalties from rap catalog.
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LIVE on SongVest! Bid now to reserve your SongShares for the Young L catalog.

Contains one hundred percent (100%) of the songwriter's share and 100% of the related co-publisher's share of performance income paid by ASCAP from the compositions listed here: bit.ly/svyoungl


THE PACK
BASED BOYS
YOUNG L CATALOG
Public performance royalties from rap catalog.
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THE PACK
BASED BOYS
YOUNG L CATALOG
Public performance royalties from rap catalog.
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songvest LIVE on SongVest! Bid now to reserve your SongShares for the Young L catalog.

Contains one hundred percent (100%) of the songwriter's share and one hundred percent (100%) of the related co-publisher's share of performance income paid by ASCAP from the compositions listed. Hit the link in our bio to bid now.

Disclaimers: www.songvest.com/disclaimers

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Published by Jesse Atwell · 1m ·

Ends today! Bid now to reserve your SongShares for the Young L catalog.

Contains one hundred percent (100%) of the songwriter's share and 100% of the related co-publisher's share of performance income paid by ASCAP from the compositions listed here: https://bit.ly/svyoungl

Disclaimers: http://www.songvest.com/disclaimers



LAST CALL FOR YOUNG L CATALOG
THE PACK
ENDING SOON



LAST CALL FOR YOUNG L CATALOG
THE PACK
ENDING SOON

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songvest Ends today! Hit the link in our bio to bid now and reserve your SongShares for the Young L catalog.

Contains 100% of the songwriter's share and 100% of the related co-publisher's share of performance income paid by ASCAP from the compositions listed on the auction page.

Disclaimers: http://www.songvest.com/disclaimers

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Young L Catalog


THE PACK
PARENTAL ADVISORY EXPLICIT CONTENT
BASED BOYS

About The Pack
On the street and on mixtapes, they often use their alternate name, the Wolfpack, but the Bay Area crew that exploded onto the scene with its ode to slip-on sneakers is officially known as The Pack. Members Lloyd "Young L" Omadhebo, Keith "Stunna" Jenkins, DaMonte "Uno" Johnson, and Brandon "Lil B" McCartney were skateboarding and hip-hop fiends who all attended the same high school when they first came together in 2005. As the hyphy movement started emerging as the Bay Area's answer to crunk, the teen group staked its hyphy claim in 2005 with the street-level release, *Wolfpack Muzik, Vol. 1.* The release made some local noise, but it was 2006's *Wolfpack Muzik, Vol. 2* that really set things in motion.


Royalties By Quarter
Q1 2019 - Q2 2022
$1,200
$1,000
$800
$600
$400
$200
$-
Q1
Q2
Q3
Q4
2019
2020
2021
2022

	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4	2022 Q1	2022 Q2	Last 4 Quarters
Total Royalties	$ 477	$ 395	$ 636	$ 615	$ 675	$ 483	$ 626	$ 1,015	$ 886	$ 867	$ 930	$ 764	$ 950	$ 759	$ 3,403

BID NOW

Last 12 Months Revenue:
$3,403

Auction Ends:
9/23/2022 6 PM EDT

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